PUBLIC



16013300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 66566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haitong International Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Suite 1703
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Forbes 212-867-8065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd	Woodbury	NY	11797-2921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haitong International Securities (USA) Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Compliance Officer
Title

04/25/2016
Notary Public

SAMI MILUSH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01M1628442
Qualified in Bronx County
Commission Expires June 17, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	996,842
Receivable from brokers		306,679
Furniture and equipment, net of accumulated depreciation of $29,266		20,727
Prepaid expenses		52,834
Deposits and other assets		38,357
TOTAL ASSETS	$	1,415,439

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	528,119
Due to affiliates		217,267
TOTAL LIABILITIES		745,386
Commitments		
STOCKHOLDER'S EQUITY		
Common stock, $500 par value, 200 shares authorized, issued and outstanding		100,000
Additional paid-in capital		2,233,712
Accumulated deficit		(1,663,659)
Total Stockholder's Equity		670,053
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,415,439

See accompanying summary of business and significant accounting policies and notes to financial statements.


海通國際
HAITONG

Member FINRA / SIPC

February 27, 2016

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Enclosed please find two copies each of our audited **Financial Statements and Supplemental Schedules** with **Form X-17A-5**, **Report of Independent Registered Public Accounting Firm**, and our **Statement of Financial Condition** with **Form X-17A-5** as well as related filings for Haitong International Securities (USA) Inc., a registered broker dealer and FINRA member #132201, for the fiscal year ended December 31, 2015.

Please direct any related questions to Sean Forbes at 212-867-8065.

Sincerely,

Sean M. Forbes
President & Chief Compliance Officer

Haitong International Securities (USA) Inc. 800 Third Avenue, Suite 1703, New York, NY 10022
t. (1) 212 867 7300 f. (1) 212 867 8142 e. cashequities@hitisec.com www.htisec.com A subsidiary of Haitong International Securities Group Limited Stock Code 665.HK